UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75797 / September 1, 2015

Admin. Proc. File No. 3-16456

In the Matter of

SINO CLEAN ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Sino Clean Energy, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Sino Clean Energy, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sino Clean Energy, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Bama Biotech, Inc., China Insure Holdings, Inc., China Nutrifruit Group, Ltd., and Sino Clean Energy, Inc.,* Initial Decision Release No. 836 (July 20, 2015), 111 SEC Docket 20, 2015 WL 4397167. The stock symbol and Central Index Key number for Sino Clean Energy, Inc., are SCEIQ and 1120096.

INITIAL DECISION RELEASE NO. 836
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16456

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BAMA BIOTECH, INC., CHINA INSURE HOLDINGS, INC., CHINA NUTRIFRUIT GROUP, LTD., AND SINO CLEAN ENERGY, INC.	INITIAL DECISION AS TO SINO CLEAN ENERGY, INC. July 20, 2015

APPEARANCE: Neil J. Welch, Jr., and Thomas Bednar, Division of Enforcement, Securities and Exchange Commission

Barry J. Mandel for Robert W. Seiden, Receiver for Sino Clean Energy, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On March 24, 2015, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission pursuant to Sections 12(b) and/or 12(g) of the Exchange Act and have not filed required periodic reports. The OIP requires an Initial Decision by July 27, 2015. OIP at 3.

All Respondents were personally served with the OIP by March 27, 2015. No Respondent filed an Answer within ten days of service of the OIP as required by the Commission's Rules of Practice; only Sino Clean Energy, Inc. (SCEI) participated in the prehearing conference on April 13, 2015. 17 C.F.R. § 201.220; OIP at 3. On April 8, 2015, Barry J. Mandel (Mandel), attorney for Robert W. Seiden, Receiver for SCEI (Receiver), filed a letter requesting an extension of time for SCEI to file an Answer.

At the prehearing conference on April 13, 2015, Mandel represented that:

> Sino Clean Energy, Inc. is a U.S. public company that is a holding company for a Hong Kong company, which in turn is a holding company for the operating company in China. Apparently there has been a rogue CEO of these companies who has caused the company essentially to go dark because it's his wish to seize

control of the companies by going private and/or force a cheap buyback from the shareholders.

A group of shareholders representing nearly 20 percent of the shares sued on behalf of all of the shareholders in Nevada in 2013 to force the company to become current on its filings. [*Recker v. Sino Clean Energy, Inc.*, Case No. 14-cv-00484 (Nev. Second Jud. Dist. Ct.) (*Recker*)] That resulted in Mr. Seiden's appointment as a receiver in May of 2014 with supplemental powers added to him in June of 2014.

Subsequently, a month later in July 2014, the Hong Kong board was reconstituted, and the CEO was essentially kicked out, and the new board was reconstituted among the shareholders. . . . [J]ust as recently as December of 2014, the board of the operating company in China also was reconstituted, and one of the lead shareholders was named the chairman of the board.

Tr. 5.[1] At the prehearing conference, the Receiver represented that he believed that his group could get the management removed within sixty days and thereafter have auditors in to get the filings current. Tr. 6. It is SCEI's position that deregistration would enable the "rogue" CEO to take the company private or buy the shares cheaply to the detriment of the shareholders. Tr. 7.

I explained to counsel that in an Exchange Act Section 12(j) proceeding, the only issue of law is whether the registrant had filed the periodic reports. Tr. 8-9, 11. The Division of Enforcement (Division) explained that the only settlement it could accept is that the SCEI consent to a revocation of its registered securities. Tr. 9.

On April 15, 2015, I issued an Order Following Prehearing Conference that extended SCEI's time to answer to April 27, 2015, and gave the Division leave to file a motion for summary disposition by May 15, 2015. *Bama Biotech, Inc.*, Admin Proc. Rulings Release No. 2545, 2015 SEC LEXIS 1397. The summary disposition deadlines were set to give SCEI as much time as possible to resolve the issue to avoid deregistration, while still allowing sufficient time for an Initial Decision to be issued by the due date, if necessary. *Id.*; *see* Tr. 10-14.

SCEI filed its Answer on April 30, 2015, providing details as to the Receiver's appointment and actions, and admitting that SCEI: (1) has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act; (2) has not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012; and (3) as of March 4, 2015, its stock was traded on the over-the-counter markets. Answer at 1-2.

On May 18, 2015, I issued an Initial Decision on Default as to Bama Biotech, Inc., China inSure Holdings, Inc., and China Nutrifruit, Ltd., finding the allegations in the OIP true as to them and revoking the registration of their registered securities. *See Bama Biotech, Inc.*, Initial Decision Release No. 794, 2015 SEC LEXIS 1934; Exchange Act Release No. 75330, 2015 SEC LEXIS 2677 (June 30, 2015).

---

[1] Citation is to the transcript of the April 13, 2015, prehearing conference.

<u>Motion for Summary Disposition</u>

On May 15, 2015, the Division filed its Motion for Summary Disposition and Brief in Support (Motion), and supporting Declaration of Neil J. Welch, Jr. (Declaration). The Declaration has eight exhibits. Exhibit 1 is the Form 8-A12G registration statement filed by SCEI's predecessor Endo Networks, Inc., on January 23, 2006; Exhibit 2 is a May 15, 2015, printout from the Nevada Secretary of State's website as to SCEI's corporate status; Exhibit 3 is a printout from EDGAR showing all of SCEI's filings as of May 15, 2015; Exhibit 4 is a copy of the October 29, 2013, delinquency letter the Commission's Division of Corporation Finance (Corporation Finance) sent SCEI; Exhibit 5 is a printout from www.otcquote.com showing the trading status for SCEI as of May 15, 2015; Exhibit 6 is the First Amended Complaint filed in *Recker* on March 6, 2014; Exhibit 7 is the *Recker* Findings of Fact and Conclusions of Law, and the May 14, 2014, Order granting Plaintiff's Motion for Appointment of Receiver; and Exhibit 8 is a copy of the April 13, 2015, prehearing conference transcript.[2]

The Division's Motion is a straightforward presentation with many citations advancing the position that revocation is appropriate given SCEI's admitted serial violations of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Motion at 4-14; *see Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *25-26 (May 31, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

The Division's analysis of the applicable criteria leads it to conclude that revocation is the appropriate action. Motion at 6-12. The Division views the Receiver's representations regarding SCEI's former Chairman as supporting its position that deregistration is required:

> Indeed, the Receiver has alleged that the Chairman of [SCEI] willfully caused the issuer to fail to make its required periodic filings with the Commission. [Answer] at 2, ¶ 1. Because [SCEI] knew of its reporting obligations and nevertheless failed to file its periodic reports, and failed to file the required Forms 12b-25 informing investors of the reasons for its delinquency and the plan to cure its violations, it has shown more than sufficient culpability to support the Division's motion for revocation.

Motion at 8.

<u>SCEI's Opposition to the Motion</u>

SCEI's Brief in Opposition (Opposition), filed on June 19, 2015, includes the Declaration of Jonathan H. Friedman and two Exhibits. Exhibit 1 is the Motion for Order Holding SCEI Chairman Baowen Ren in Contempt of the Court's Receiver Orders in *Recker* filed on June 3, 2015, along with seventeen exhibits; Exhibit 2, filed on the same day, is the Declaration of Seiden in Support of Motion.

---

[2] Exhibits 6 and 7 were obtained from counsel for the Receiver. Declaration at 2.

In the Opposition, SCEI reiterates that "the former management of SCEI, including and especially SCEI's former president, secretary, chairman of the board, and director, Baowen Ren, has embarked on a scheme to take full ownership of SCEI." Opp. at 1. Moreover, SCEI asserts that

> It appears that intentionally causing the deregistration of SCEI in the United States is part of this scheme, as it will further the ability of the former managers (who collectively own just 14% of SCEI's shares) to transform SCEI into a private Chinese company that they can more easily take over at the expense of investors who purchased shares through the securities markets in the United States (who collectively own 86% of SCEI's shares).

Id. SCEI asserts that since Seiden's appointment as Receiver for SCEI, Seiden has "moved aggressively to bring SCEI into compliance with its disclosure requirements," but that Ren has "resisted these efforts." *Id.* at 2. As a result, SCEI has filed a motion asking the Nevada district court to hold Ren in contempt for his failure to cooperate with the Receiver, as ordered by the court. *Id.*

SCEI argues that equitable considerations require allowing the continued registration of SCEI because revocation of its registered securities would harm SCEI investors and reward the wrongdoers by allowing the former managers to "proceed with their apparent scheme to intentionally bring about deregistration and take over the entire company to the detriment of all the investors who purchased shares through the securities markets in the United States." *Id.* at 2-3.

Lastly, SCEI argues that "because the appointment of the Chief ALJ violates the appointments clause of the U.S. Constitution, this tribunal cannot grant the relief requested by the SEC." *Id.* at 3.

Division's Reply in Support of the Motion

The Division's reply was filed on July 6, 2015. The Division reiterates that revocation of SCEI's registrations of securities is appropriate because SCEI has not disputed the relevant facts, nor has it raised a genuine issue of material fact. Reply at 1. Moreover, the Division asserts that SCEI's appointments clause argument fails because Commission Administrative Law Judges are not inferior officers under Article II of the U.S. Constitution. Reply at 2-13.

Findings of Fact

SCEI, Central Index Key No. 1120096, is a Nevada corporation located in Xi'an, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).[3] OIP at 2. Although the OIP states that SCEI is in default status, the Nevada Secretary of State's website shows SCEI in active status. OIP at 2; Declaration Ex. 2.

---

[3] I take official notice of SCEI's periodic reports filed with the Commission and available on EDGAR. 17 C.F.R. § 201.323.

SCEI's most recent filing with the Commission is a Form 8-K signed by Baowen Ren, dated September 21, 2012, and filed on September 28, 2012, which shows an address of Room 1502, Building D, Wangzuo International City Building, No. 1 Tangyan Road, Gaoxin District, Xi'an, Shaanxi Province, People's Republic of China. That Form 8-K states that: the Nasdaq Stock Exchange will suspend trading of the company's shares on September 25, 2012; on September 24, 2012, Weinberg & Company, PA, SCEI's independent auditor, withdrew its audit report included in SCEI's Form 10-K for the year ended December 31, 2011; and that SCEI and its Audit Committee determined that the financial statements included in the Form 10-Q for the period ended March 31, 2012, should no longer be relied on.

SCEI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2012. OIP at 2; Answer at 1-2; Declaration Ex. 3; *see* Tr. 5-6.

Conclusions of Law

A motion for summary disposition is appropriate where there is no genuine issue with regard to any material fact; this is the case here, as the evidence shows that SCEI has securities registered with the Commission and has not filed required periodic reports. 17 C.F.R. § 201.250(b). Most contested cases instituted pursuant to Exchange Act Section 12(j) are decided on summary disposition motions.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. SCEI has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice*, Inc., Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, SCEI failed to heed a delinquency letter dated October 29, 2013, sent by Corporation Finance requesting compliance with its periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive the letter. *See* OIP at 2; Declaration, Ex. 4. SCEI's failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

The Opposition cites *e-Smart Technologies, Inc.*, Initial Decision Release No. 247, 2004 SEC LEXIS 511 (Mar. 4, 2004) for the proposition that consideration of equitable factors may be appropriate. However, the *e-Smart* Initial Decision explains that "[c]onsideration of hardship and equitable factors may also be appropriate, but the public's interest in preventing future violations is paramount." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 511, at *16 (citing *SEC v. Manor Nursing Ctrs., Inc.*, 458 F.2d 1082, 1102 (2d Cir. 1972)). Further, that Initial Decision is not controlling precedent.

I do not doubt the good faith attempt by the Receiver to bring SCEI into compliance; however, the fact remains that every day SCEI's shares are registered and traded on exchanges, investors are deprived of current and accurate information upon which to make informed investment decisions. The Commission's mission is to protect public investors.

Finally, I reject the challenge to my authority as an Administrative Law Judge to act in this proceeding based on the ruling in *Hill v. SEC,* No. 15-cv-01801 (N.D. Ga. June 8, 2015). First, the judge's order in *Hill* is controlling solely in that proceeding; there is contrary opinion; and the issue, which is pending before several forums, will be decided ultimately by a higher power. Second, the stay in *Hill* was premised on the lack of appointment by the head of the department. I was appointed as Chief Administrative Law Judge by the Commission on March 20, 1994. Finally, my mandate from the Commission is to determine by July 27, 2015, whether the allegations in the OIP are true, afford SCEI an opportunity to establish any defenses, and determine whether revocation or suspension of the registration of SCEI's registered securities is necessary and appropriate for the protection of investors. OIP at 2-3; 17 C.F.R. § 201.360(a)(2). That mandate is still outstanding.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *19-20.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *Beisinger*, 552 F.2d at 18. SCEI's violations are recurrent in that no reports were filed following a Form 10-Q for the period ended March 31, 2012. Answer at 1-2; Declaration Ex. 3. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). SCEI is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder").

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sino Clean Energy, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Brenda P. Murray
Chief Administrative Law Judge